February 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Chris Edwards

Re:	Moleculin Biotech, Inc.
Registration Statement on Form S-1
Registration No. 333-276851

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Moleculin Biotech, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on February 12, 2024, or as soon thereafter as possible on such date.

Very truly yours, Moleculin Biotech, Inc. By: /s/ Jonathan Foster Name: Jonathan Foster Title: Chief Financial Officer